Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Enerplus announces executive appointment

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           TSX: ERF.UN
           NYSE: ERF
           >>

           CALGARY, March 16 /CNW/ - Mr. Gordon J. Kerr, President & Chief Executive
Officer of Enerplus Resources Fund ("Enerplus") is pleased to announce the appointment of Mr. Robert W.P. Symonds to the position of Vice President,
Canadian Operations. Mr. Symonds will be responsible for overseeing the operations and development of our Canadian conventional asset base, reporting to Garry A. Tanner, Executive Vice President and Chief Operating Officer.
           Mr. Symonds has over 29 years of diverse experience in the Canadian oil and gas industry, primarily with Shell Canada and most recently at a Canadian mid-size independent producer. He has a strong background in exploration and development and, while at Shell, was responsible for managing a division with over 100,000 BOE/day of production and a capital budget of over $400 million.
He also brings to Enerplus experience in strategy development and merger and acquisition activities as a prior Director of Corporate Strategies at Shell
Canada. Mr. Symonds holds a Masters of Petroleum Engineering degree from the
University of Alberta and a Bachelor of Science degree in Chemical Engineering from the University of Edinburgh.
           We welcome Mr. Symonds to Enerplus. His experience and expertise will further enhance our ability to pursue opportunities to capture even greater value from our Canadian oil and gas assets and improve our operating metrics.

           <<
           Gordon J. Kerr
           President & Chief Executive Officer
           Enerplus Resources Fund
           >>

           Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

           %CIK: 0001126874

           /For further information: Investor Relations Department at
1-800-319-6462/
           (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 18:18e 16-MAR-09